Exhibit 99.1

NEWS RELEASE

Endeavour Silver Production on Target in First Quarter, 2009;
Produces 609,548 oz Silver (Up 21%) and 2,481 oz Gold (Up 73%)
 or 783,218 oz Silver-Equivalents (Up 30%) Compared to Q1, 2008

Vancouver, BC, Canada - April 14, 2009 - Endeavour Silver Corp. (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-Amex) announces that silver production from the Company’s two operating silver mines in Mexico, Guanacevi in Durango State and Guanajuato in Guanajuato State, came in on target in the First Quarter, 2009, totalling 609,548 oz silver, up 21% over Q1, 2008.

Gold production also rose in the First Quarter, 2009, up 73% to 2,481 oz compared to Q1, 2008, resulting in silver-equivalent production rising 30% to 783,218 oz compared to Q1, 2008 (assuming a 70:1 silver:gold ratio based on current gold/silver prices - we do not include base metals as silver-equivalents).

Bradford Cooke, Chairman and CEO, stated, “Endeavour enjoyed another strong quarter of silver production in Q1, 2009 compared to Q1, 2008.  We put the brakes on our production growth late last year due to the low silver price but now that the silver price has rebounded, and thanks to our recent financings, new capital projects are now underway at both mines that should facilitate a +20% expansion of silver production to the 2.7-2.9 million oz range in 2009.”

At Guanacevi, Q1, 2009 production totalled 423,970 oz silver from 51,073 tonnes (567 tonnes per day) grading 326 grams per tonne silver and 0.56 gpt gold (10.6 oz per ton silver-equivalent), with metal recoveries averaging 79.3% for silver and 88.1% gold.  At Guanajuato, Q1, 2009 production amounted to 185,578 oz silver from 34,658 tonnes (456 tpd based on a 6 day week) grading 189 gpt silver and 1.70 gpt gold (9.0 opT silver-equivalent), with metal recoveries averaging 88.1% for silver and 88.6% for gold. Please click here to view the Guanacevi Mine: http://www.edrsilver.com/s/Guanacevi.asp.

Like 2008, silver production is expected to be relatively flat in Q1 and Q2 but should climb substantially in Q3 and Q4 as the three new mines at Guanacevi (Alex Breccia, Santa Cruz and Porvenir Dos) and two new mines at Guanajuato (Lucero and San Jose) that are now under development enter into production.  Underground mine development accelerated during the 1st quarter, as 1408 meters of new access ramps and drifts were completed at Guanacevi and 707 meters were completed at Guanajuato. Please click here to view the Guanajuato mine: http://www.edrsilver.com/s/BolanitosMine.asp

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-Amex, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.